Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated April 23, 2014

Relating to Preliminary Prospectus dated April 14, 2014

Registration Statement No. 333-194390

Quotient Limited

Update to Preliminary Prospectus Dated April 14, 2014

This free writing prospectus is being filed to (1) advise you of the availability of a revised preliminary prospectus, dated April 23, 2014, included in Amendment No. 6 to the Registration Statement on Form S-1 (File No. 333-194390) of Quotient Limited, as filed with the Securities and Exchange Commission (the “SEC”) on April 23, 2014 (as so amended, the “Registration Statement”), relating to our proposed offer and sale of units, consisting of one ordinary share and one warrant to purchase 0.8 of one ordinary share, (2) to provide you with a hyperlink to the current version of the Registration Statement including the revised preliminary prospectus and (3) to provide you with a summary of the revisions reflected in the revised preliminary prospectus. This free writing prospectus relates only to the securities described in the Registration Statement, is only a summary of the changes included in the revised preliminary prospectus and should be read together with the revised preliminary prospectus included in the Registration Statement, including the section entitled “Risk Factors” beginning on page 12 of the revised preliminary prospectus.

To review the revised preliminary prospectus contained in the Registration Statement, click the following link on the SEC web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC web site):  http://www.sec.gov/Archives/edgar/data/1596946/000119312514154154/d659829ds1a.htm

Neither the SEC nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this free writing prospectus or the revised preliminary prospectus. Any representation to the contrary is a criminal offense.

References to “we,” “us,” the “Company,” or “Quotient” are used in the manner described in the revised preliminary prospectus. The following information is set forth in Amendment No. 6 to the Registration Statement and supplements and updates the information in the preliminary prospectus, dated April 14, 2014.

The following is a summary of the revised proposed terms of the offering set forth in the revised preliminary prospectus:

Securities offered by us	5,000,000 units, each unit consisting of one ordinary share and one warrant to purchase 0.8 of one ordinary share. Each warrant will be exercisable during the period commencing on July , 2014 and ending at 5:30 p.m. on October , 2015 at an expected exercise price of $8.80 per whole ordinary share.

Ordinary shares to be outstanding after this offering	14,376,547 shares (including shares included in the units)

Option to purchase additional units	750,000 units

Use of proceeds	We estimate that the net proceeds from the sale of our units in this offering will be approximately $34.2 million, or approximately $39.8 million if the underwriters exercise their option to purchase additional units in full, based upon an assumed initial public offering price of $8.00 per unit, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

With the net proceeds from this offering, we expect to invest (i) approximately $21.0 million on the conversion of the MosaiQTM manufacturing facility and the installation of the initial manufacturing system for consumables, and (ii) approximately $12.0 million on development of the initial MosaiQTM consumables and instrument. We will use the balance of the net proceeds of this offering for general corporate purposes.

Prior to final allocation of the net proceeds of this offering as described under “Use of proceeds,” we plan to invest the net proceeds of this offering on an interim basis in high-quality, short-term, interest-bearing obligations, investment-grade instruments or certificates of deposit.

Risk factors	Investing in our securities involves risks. See the section titled “Risk factors” beginning on page 12 and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our securities.

Trading commencement and separation of ordinary shares and warrants	The units are expected to begin trading on or promptly after the date of this prospectus. The ordinary shares and warrants comprising the units will begin trading separately on the first trading day following the expiration of the underwriters’ 30-day over-allotment option, at which time trading of the units will be suspended and the units will be de-listed and only our ordinary shares and warrants will continue to be listed for trading.

Listing	Our ordinary shares have been approved for listing on The NASDAQ Global Market under the symbol “QTNT.” We have applied to list the units and warrants on The NASDAQ Global Market under the symbols “QTNTU” and “QTNTW,” respectively.

The number of ordinary shares that will be outstanding following this offering is based on 9,376,547 ordinary shares issued as of March 31, 2014 and excludes:

•	64,000 ordinary shares issuable upon exercise of an outstanding warrant as of March 31, 2014, at an exercise price of $9.38 per ordinary share;

•	779,462 ordinary shares issuable upon the exercise of options outstanding as of March 31, 2014, at a weighted-average exercise price of $3.52 per ordinary share;

•	1,500,000 ordinary shares reserved for future grant or issuance under our 2014 Stock Incentive Plan, or the 2014 Plan, which will become effective in connection with this offering; and

•	4,000,000 ordinary shares issuable upon the exercise of the warrants that are part of the units to be sold in this offering.

Unless otherwise noted, the information in this prospectus assumes the following:

•	the conversion immediately prior to this offering of all outstanding preference shares, A ordinary shares and B ordinary shares into ordinary shares, and the consolidation immediately prior to this offering of 100 outstanding ordinary shares into 32 new ordinary shares, resulting in, as of December 31, 2013, an aggregate of 9,356,533 ordinary shares;

•	the conversion of an outstanding warrant to purchase C preference shares as of December 31, 2013 into a warrant to purchase 64,000 ordinary shares immediately prior to this offering;

•	no options, warrants or shares were issued after December 31, 2013 and no outstanding options or warrants were exercised after December 31, 2013;

•	the effectiveness of our Amended Articles of Association immediately prior to this offering; and

•	the sale of all units offered by this prospectus other than the units subject to the underwriters’ option to purchase additional units.

The information in the revised preliminary prospectus under the caption “Capitalization” has been replaced in its entirety with the following:

Capitalization

The following table sets forth our cash, cash equivalents and capitalization as of December 31, 2013:

•	on an actual basis;

•

on a pro forma basis to give effect to (1) the conversion and consolidation of all preference and ordinary shares as of December 31, 2013 into an aggregate of 9,356,533 ordinary shares immediately prior to this offering, (2) the conversion of an outstanding warrant to purchase C preference shares as of December 31, 2013 into a warrant to purchase 64,000 ordinary shares immediately prior to this offering and the resultant reclassification of our warrant liability to shareholders’ equity (deficit) and (3) the effectiveness of our Amended Articles of Association immediately prior to this offering; and

•	on a pro forma as adjusted basis, reflecting the pro forma adjustments discussed above and to give effect to our issuance and sale of 5,000,000 units, each comprising one ordinary share and one warrant to purchase 0.8 of one ordinary share, at an assumed initial public offering price of $8.00 per unit, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma information below is illustrative only and our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this information together with our consolidated financial statements and related notes appearing elsewhere in this prospectus and the information set forth under the heading “Selected consolidated financial data” and “Management’s discussion and analysis of financial condition and results of operations.”

	As of December 31, 2013
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share and per share data)
	(unaudited)
Cash and cash equivalents(1)	$13,756	$13,756	$47,975

Long-term debt	$14,579	$14,579	$14,579
Preference share warrant liability	421	—	—
Liability on warrants to be issued in this offering(2)	—	—	8,529
A preference shares (nil par value), 12,719,954 shares issued and outstanding actual; no shares issued and outstanding pro forma and pro forma as adjusted	13,180	—	—
B preference shares (nil par value), 14,583,407 shares issued and outstanding actual; no shares issued and outstanding pro forma and pro forma as adjusted	14,991	—	—
C preference shares (nil par value), 929,167 shares issued and outstanding actual; no shares issued and outstanding pro forma and pro forma as adjusted	2,592	—	—
Shareholders’ deficit(1):
Ordinary shares (nil par value), 40,029 ordinary shares, 244,142 A ordinary shares and 37,957 B ordinary shares issued and outstanding actual; 9,356,533 ordinary shares issued and outstanding pro forma and 14,356,533 ordinary shares issued and outstanding pro forma as adjusted, and no A ordinary shares and B ordinary shares issued and outstanding on a pro forma or pro forma as adjusted basis	59	30,822	57,036
Distribution in excess of capital	(17,025)	(16,604)	(16,604)
Accumulated other comprehensive income	479	479	479
Accumulated deficit(3)	(10,082)	(10,082)	(10,606)

Total shareholders’ equity (deficit)	(26,569)	4,615	30,305

Total capitalization	$19,194	$19,194	$53,413

(1)	A $1.00 increase or decrease in the assumed initial public offering price of $8.00 per unit would increase or decrease our actual cash and cash equivalents by $4.6 million, after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us. An increase of 1,000,000 units in the number of units offered by us would increase our pro forma as adjusted cash and cash equivalents, total shareholders’ equity and total capitalization by approximately $7.4 million, assuming the assumed initial public offering price of $8.00 per unit remains the same. Conversely, a decrease of 1,000,000 units in the number of units offered by us would decrease our pro forma as adjusted cash and cash equivalents, total shareholders’ equity and total capitalization by approximately $7.4 million, assuming the assumed initial public offering price of $8.00 per unit remains the same.
(2)	The fair value of the warrants being issued in this offering have been classified as a financial liability as a result of their characteristics, in accordance with FASB ASC 815. The value of the warrants being issued in this offering were determined using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	2.69%
Expected life	18 months
Volatility	59.83%
Expected dividend yield	0%
Forfeiture rate	0%
(3)	We estimate that $524,000 of costs related to this offering are attributable to the warrants and as such will be charged to our income statement in the first quarter of our March 31, 2015 fiscal year.

The table above does not include:

•	20,014 ordinary shares issued upon the exercise of options, at a price of $9.38 per share on March 28, 2014;

•	200,000 C preference shares issuable upon exercise of an outstanding warrant as of December 31, 2013, at an exercise price of $3.00 per share, which will be converted into a warrant to purchase 64,000 ordinary shares, at an exercise price of $9.38 per share, immediately prior to this offering;

•	720,756 ordinary shares issuable upon the exercise of options outstanding as of December 31, 2013, at a weighted-average exercise price of $2.53 per ordinary share;

•	1,500,000 ordinary shares reserved for future grant or issuance under the 2014 Plan, which will become effective in connection with this offering; and

•	4,000,000 ordinary shares issuable upon the exercise of the warrants that are part of the units to be sold in this offering.

The information in the revised preliminary prospectus under the caption “Dilution” has been replaced in its entirety with the following:

Dilution

We are selling 5,000,000 units in this offering, each comprising one ordinary share and one warrant to purchase 0.8 of one ordinary share, at an assumed initial public offering price of $8.00 per unit. If you invest in our units, your interest will be diluted to the extent of the difference between the initial public offering price per unit and exercise price per warrant in this offering and the pro forma as adjusted net tangible book value per share of our ordinary shares after this offering. Dilution occurs because the initial public offering price in this offering is substantially in excess of the net tangible book value per share attributable to our existing owners.

As of December 31, 2013, we had a pro forma net tangible book value of $3.6 million, or $0.39 per ordinary share, taking into account (1) the conversion of all outstanding preference and ordinary shares into ordinary shares immediately prior to this offering and (2) the conversion of our outstanding warrant to purchase C preference shares into a warrant to purchase ordinary shares immediately prior to this offering and the resultant reclassification of our warrant liability to shareholders’ equity (deficit). Without giving effect to the conversion of our outstanding warrant to purchase C preference shares into a warrant to purchase ordinary shares, we had a historical net tangible book value of $3.2 million, or $0.34 per ordinary share, as of December 31, 2013. Historical net tangible book value per share is equal to our total tangible assets, less total liabilities, divided by the adjusted number of outstanding ordinary shares.

Investors participating in this offering will incur immediate and substantial dilution. After giving effect to (1) the conversion of all preference and ordinary shares into ordinary shares immediately prior to this offering, (2) the conversion of our outstanding warrant to purchase C preference shares into a warrant to purchase ordinary shares immediately prior to this offering and (3) the sale of 5,000,000 units in this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, at an assumed initial public offering price of $8.00 per unit our pro forma as adjusted net tangible book value as of December 31, 2013 would have been $29.3 million, or $2.04 per ordinary share. This represents an immediate increase in pro forma as adjusted net tangible book value of $1.65 per share to our existing shareholders and an immediate dilution of $5.96 per share to investors participating in this offering.

The following table illustrates this per share dilution:

Assumed initial public offering price per unit		$8.00
Historical net tangible book value per share as of December 31, 2013	$0.34
Increase attributable to the conversion of outstanding warrant to purchase C preference shares	$0.05

Pro forma net tangible book value per share as of December 31, 2013	$0.39
Increase in net tangible book value per share attributable to new investors	$1.65
Pro forma as adjusted net tangible book value per share after this offering		$2.04

Dilution per share to new investors		$5.96

If the underwriters exercise their option to purchase additional units in full, the pro forma as adjusted net tangible book value would be $2.20 per share representing an immediate dilution of $5.80 per share to new investors, based on the assumed initial public offering price of $8.00 per unit.

Each $1.00 increase or decrease in the assumed initial public offering price of $8.00 per unit would increase or decrease our pro forma as adjusted net tangible book value by $4.6 million, or $0.32 per share, and the dilution to investors purchasing units in this offering by $4.6 million, or $0.32 per share, assuming the number of units offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. An increase or decrease of 1,000,000 units in the number of units offered by us at the assumed public offering price would increase or decrease our pro forma as adjusted net tangible book value after this offering by $7.4 million, or $0.52 per share, and the dilution per share to new investors in this offering by $7.4 million, or $0.52 per share assuming the assumed initial public offering price of $8.00 remains the same.

The following table summarizes, on a pro forma as adjusted basis as of December 31, 2013, the differences between the number of ordinary shares purchased from us, the total consideration and the average price per share paid by existing shareholders (giving effect to the conversion of all of our preference shares, A ordinary shares and B ordinary shares into ordinary shares immediately prior to this offering) and by investors participating in this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, at an assumed initial public offering price of $8.00 per unit.

	Shares Purchased			Total Consideration		Average Price Per Share
	Number		Percent	Amount	Percent
Existing shareholders	9,356,533		65%	$30,822,000	47%	$3.29
New investors	5,000,000	(1)	35%	$34,219,000	53%	$6.84

Total	14,356,533		100%	$65,041,000	100%	$4.53

(1)	Includes shares included in the units sold in this offering.

The number of ordinary shares to be outstanding after this offering is based on ordinary shares outstanding as of December 31, 2013 and excludes the following:

•	20,014 ordinary shares issued upon the exercise of options, at a price of $9.38 per share on March 28, 2014;

•	200,000 C preference shares issuable upon exercise of an outstanding warrant as of December 31, 2013, at an exercise price of $3.00 per share, which will be converted into a warrant to purchase 64,000 ordinary shares, at an exercise price of $9.38 per share, immediately prior to this offering;

•	720,756 ordinary shares issuable upon the exercise of options outstanding as of December 31, 2013, at a weighted-average exercise price of $2.53 per ordinary share;

•	1,500,000 ordinary shares reserved for future grant or issuance under the 2014 Plan, which will become effective in connection with this offering; and

•	4,000,000 ordinary shares issuable upon the exercise of the warrants that are part of the units to be sold in this offering.

To the extent that new options are issued under the 2014 Plan or we issue additional ordinary shares in the future (including upon any exercise of our warrants), there will be further dilution to investors participating in this offering. See “Risk factors—You will incur immediate and substantial dilution as a result of this offering.”

The information in the revised preliminary prospectus under the caption “Principal shareholders” has been replaced in its entirety with the following:

Principal shareholders

The following table sets forth information relating to the beneficial ownership of our ordinary shares as of March 31, 2014 and immediately after the closing of this offering, for:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding ordinary shares;

•	each of our directors;

•	each of our executive officers; and

•	all directors and executive officers as a group.

Beneficial ownership is determined in accordance with SEC rules. In general, under these rules a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares voting power or investment power with respect to such security. A person is also deemed to be a beneficial owner of a security if that person has the right to acquire beneficial ownership of such security within 60 days. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person.

The percentage of shares beneficially owned prior to the offering is computed on the basis of 9,376,547 ordinary shares issued as of March 31, 2014, which reflects the assumed conversion of all of our outstanding preference shares, A ordinary shares and B ordinary shares into ordinary shares immediately prior to this offering.

The percentage of shares that are part of the units beneficially owned after the offering is computed on the basis of ordinary shares outstanding, which assumes no exercise of the underwriters’ option to purchase additional units. The table also does not reflect any future issuances of ordinary shares pursuant to the exercise of any warrants that are part of the units being sold in this offering.

Ordinary shares that a person has the right to acquire within 60 days of March 31, 2013 are deemed outstanding for purposes of computing the percentage ownership of such person’s holdings, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group.

Except as indicated in footnotes to this table, we believe that the shareholders named in this table have sole voting and investment power with respect to all ordinary shares shown to be beneficially owned by them, based on information provided to us by such shareholders.

Unless otherwise indicated below, the address for each beneficial owner listed is c/o Quotient Limited, P.O. Box 1075, Elizabeth House, 9 Castle Street, St Helier, JE4 2QP, Jersey, Channel Islands.

	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned
Name and address of beneficial owner		Before Offering	After Offering(1)
5% shareholders:
QBDG(2)	3,513,054	37.5%	24.4%
Galen Partners(3)	5,367,002	57.2%	37.3%
Executive officers and directors:
Paul Cowan(4)	3,539,720	37.8%	24.6%
Jeremy Stackawitz	190,893	2.0%	1.3%
Edward Farrell	34,133	*	*
Stephen Unger	8,000	*	*
Roland Boyd	26,666	*	*
Thomas Bologna	136,983	1.5%	*
Frederick Hallsworth	45,268	*	*
Brian McDonough	22,054	*	*
Zubeen Shroff(5)	5,367,002	57.2%	37.3%
John Wilkerson(5)	5,367,002	57.2%	37.3%
All Directors and Executive Officers as a group	9,370,719	99.9%	65.2%

*	Denotes less than 1%.
(1)	Assumes no exercise of the underwriters’ option to purchase additional units. See “Underwriting.”
(2)	Deidre Cowan, Mr. Cowan’s spouse, exercises sole voting and dispositive power over the 3,513,054 ordinary shares held of record by QBDG.
(3)	The business address of Galen Partners is 680 Washington Blvd., Stamford, CT 06901. Includes 4,805,906 ordinary shares held of record by Galen Partners V LP, 410,392 ordinary shares held of record by Galen Partners International V LP and 150,704 ordinary shares held of record by Galen Management, LLC (collectively, “Galen Partners”). John Wilkerson, David Jahns, and Zubeen Shroff exercise voting, investment and dispositive rights over our securities held of record by Galen Partners.
(4)	Includes 26,666 ordinary shares held of record by Mr. Cowan and 3,513,054 ordinary shares beneficially owned by Mr. Cowan’s spouse, Deidre Cowan, who exercises sole voting and dispositive power over 3,513,054 ordinary shares held of record by QBDG.
(5)	Consists solely of the ordinary shares identified in footnote 3. Each of Mr. Shroff and Mr. Wilkerson disclaims beneficial ownership of the ordinary shares identified in footnote 3, except to the extent of his proportionate pecuniary interest in such shares.

The information in the revised preliminary prospectus under the caption “Description of Securities” has been revised by adding the following additional descriptions of the units and the warrants:

Units

Each unit is comprised of one ordinary share and one warrant to purchase 0.8 ordinary shares at an exercise price of $8.80 per whole ordinary share. The units are expected to begin trading on or promptly after the date of this prospectus. The ordinary shares and warrants comprising the units will begin trading separately on the first trading day following the expiration of the underwriters’ 30-day over-allotment option, at which time trading of the units will be suspended, the units will be de-listed and only ordinary shares and warrants will continue to be listed for trading on NASDAQ.

Warrants Being Issued in this Offering

The material terms and provisions of the warrants being issued in this offering are summarized below. The following description is subject to, and qualified in its entirety by, the form of ordinary share purchase warrant, which is filed as an exhibit to the registration statement, of which this prospectus is a part. You should review a copy of the form of ordinary share purchase warrant for a complete description of the terms and conditions applicable to the warrants.

Term. The warrants are exercisable during the period beginning on July     , 2014 and ending at 5:30 P.M. on October         , 2015. The term can also be extended by us at our sole discretion.

Anti-Dilution Protection. The warrants contain full ratchet anti-dilution protection upon the issuance of any ordinary shares, securities convertible into ordinary shares or certain other issuances at a price below the then-existing exercise price of the warrants, with certain exceptions. The terms of the warrants, including these anti-dilution protections, may make it difficult for us to raise additional capital at prevailing market terms in the future.

Exercise Price. The exercise price of the warrants is expected to be $8.80 per whole ordinary share. The exercise price is subject to adjustment in the event of certain share dividends and distributions, share splits, share combinations, share issuances, reclassifications or similar events affecting our ordinary shares, as well as the anti-dilution protection described above. The exercise price can also be lowered by us at our sole discretion.

Exercisability. Holders may exercise the warrants beginning on July     , 2014 and at any time during the applicable term of the warrant. The warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full in cash for the number of our ordinary shares purchased upon such exercise.

Buy-In. In addition to any other rights available to the warrant holder, if we fail to deliver ordinary shares underlying warrants in accordance with their terms of exercise, and if the warrant holder is required to purchase, or the warrant holder’s brokerage firm otherwise purchases, ordinary shares to deliver in satisfaction of a sale by the warrant holder of ordinary shares which the warrant holder anticipated receiving upon such exercise, then we shall, at the holder’s request and discretion, either (i) pay cash to the warrant holder in an amount equal to the warrant holder’s total purchase price (including brokerage commissions, if any) for the ordinary shares so purchased (the “Buy-In Price”), or (ii) promptly deliver ordinary shares and pay cash to the warrant holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of ordinary shares, times (B) the VWAP on the date of exercise, as defined in the ordinary share purchase warrant.

No Fractional Shares. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of the warrants. As to any fraction of a share which the holder would otherwise be entitled to purchase upon such exercise, we shall, at our election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the exercise price of the warrant or round up to the next whole share.

Transferability. Subject to applicable laws and the restriction on transfer set forth in the warrant, the warrant may be transferred at the option of the holder upon surrender of the warrant to us together with the appropriate instruments of transfer.

Authorized Shares. During the period the warrants are outstanding, we will reserve from our authorized and unissued ordinary shares a sufficient number of shares to provide for the issuance of ordinary shares underlying the warrants upon the exercise of the warrants.

Exchange Listing. The warrants are a part of the units being sold in this offering. Each unit is comprised of one ordinary share and one warrant to purchase 0.8 ordinary shares. We have applied for the units to be approved for listing on the NASDAQ. The units are expected to begin trading on or promptly after the date of this prospectus on the NASDAQ under the symbol “QTNTU.” We have applied for the warrants to be approved for listing on the NASDAQ and will begin trading separately on the first trading day following the expiration of the underwriters’ 30-day over-allotment option under the symbol “QTNTW” at which time trading of the units will be suspended and the units will be de-listed and only our ordinary shares and warrants will continue to be listed for trading on NASDAQ.

Fundamental Transactions. In the event of any fundamental transaction, as described in the warrants and generally including any merger with or into another entity, sale of all or substantially all of our assets, tender offer or exchange offer, or reclassification of our ordinary shares, then upon any subsequent exercise of a warrant the holder shall have the right to receive as alternative consideration, for each ordinary share that would have been issuable upon such exercise immediately prior to the occurrence of such fundamental transaction, the number of shares of share capital or common stock of the successor or acquiring corporation or of Quotient, if it is the surviving corporation, and any additional consideration receivable upon or as a result of such transaction by a holder of the number of ordinary shares for which the warrant is exercisable immediately prior to such event. In addition, in the event of a fundamental transaction other than one in which a successor entity that is a publicly traded corporation whose share capital or stock is quoted or listed for trading on an eligible market assumes the warrants such that the warrants shall be exercisable for the publicly traded shares or common stock of such successor entity, we or our successor entity shall, at the holder’s option, exercisable at any time concurrently with, or within thirty (30) days after, the consummation of the fundamental transaction, purchase the warrant from the holder by paying an amount of cash equal to the value the remaining unexercised portion of the warrant on the date of the consummation of such fundamental transaction, as determined by the Black Scholes option pricing model.

Right as a Shareholder. Except as otherwise provided in the warrants or by virtue of such holder’s ownership of ordinary shares, the holders of the warrants do not have the rights or privileges of holders of our ordinary shares, including any voting rights, until they exercise their warrants.

Waivers and Amendments. Any term of the warrants issued in the offering may be amended or waived with our written consent and the written consent of holders representing 66 2⁄3% of the ordinary shares issuable upon exercise of the warrants then outstanding. The foregoing notwithstanding, we may extend the termination date and reduce the exercise price without the consent of the holders.

Enforceability of Rights by Holders of Warrants. The transfer agent will act solely as our agent under the applicable warrant agreement and will not assume any obligation or relationship of agency or trust with any holder of any warrant. The warrant agent will have no duty or responsibility in case of any default by us under the applicable warrant agreement or warrant, including any duty or responsibility to initiate any proceedings at law or otherwise, or to make any demand upon us. Any holder of a warrant may, without the consent of the related warrant agent or the holder of any other warrant, enforce by appropriate legal action its right to exercise, and receive the securities purchasable upon exercise of, its warrants.

Registration of Ordinary Shares. No warrants will be exercisable unless at the time of exercise a registration statement under the Securities Act with respect to the ordinary shares issuable upon exercise of the warrants is effective, a prospectus relating to ordinary shares issuable upon exercise of the warrants is current and the ordinary shares have been registered or qualified or deemed to be exempt from registration or qualification under the securities laws of the state or other jurisdiction of residence of the holder of the warrants. Under the terms of the warrant agreement, we have agreed to meet these conditions by using our best efforts to maintain an effective registration statement and ensure a current prospectus relating to the ordinary shares issuable upon exercise of the warrants until the termination date of the warrants, and to use our best efforts to register such ordinary shares under the securities laws of the state or other jurisdiction of residence of the holders in the event an exemption is not available. However, we cannot assure you that we will be able to do so, and if we do not maintain an effective registration statement or current prospectus related to the ordinary shares issuable upon exercise of the warrants, we may not be able to settle any such warrant exercise. In no event will we be required to net cash settle or cash settle any warrant exercise, subject to the buy-in rights described above. If we are unable to comply with our obligation to maintain an effective registration statement or current prospectus related to the ordinary shares issuable upon exercise of the warrants, the warrants may have no value, the market for the warrants may be limited and the warrants may expire worthless.

The revised preliminary prospectus also includes an updated disclosure regarding certain tax considerations related to an investment in our ordinary shares and warrants. See “Certain tax considerations” in the revised preliminary prospectus.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send to you the prospectus if you request it by contacting UBS Investment Bank, Attention: Prospectus Department, 299 Park Avenue, New York, NY 10171, or by telephone at 1-888-827-7275, or by contacting Robert W. Baird & Co. Incorporated, Attention: Syndicate Department, 777 E. Wisconsin Avenue, Milwaukee, WI 53202, Telephone: 800-792-2473 or email syndicate@rwbaird.com, or by contacting Cowen and Company, LLC c/o Broadridge Financial Services., 1155 Long Island Avenue, Edgewood, NY,11717, Attn: Prospectus Department, Phone (631) 274-2806 / Fax (631) 254-7140.